December 15, 2010

Karl Hiller

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

America West Resources, Inc., a Nevada corporation (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 15, 2010

File No. 000-19620

Dear Mr. Hiller:

Please find below the Company’s response to your comment letter dated November 18, 2010.  In addition, please find attached the proposed amended sections of Form 10-K for the fiscal year ended December 31, 2009.  The paragraphs containing these revisions have also been marked with the standard  and  tags.  If possible, the Company would request to obtain your feedback prior to the Company filing this amended Form.

The Current State of Development of the Property. Pages 20-21

1. SEC Comment:  We note your response to prior comment 5 requesting that you show proven reserves segregated from probably reserves within your disclosure and that you add information regarding your coal quality. While we understand the information is included in the technical document, it should also appear in your annual filing. Please review accordingly.

Company Response:  We have updated Current operations of the Horizon Mine section on page 20 to include an expanded description of our coal specifications. Please see attached corrected section.

2. SEC Comment:  We note your response to prior comment 6 regarding your proven and probable reserves and their legal, economic, and technical feasibility. Please include the definition of drill hole spacing which you relied upon in determining your proven and probable reserves.

Company Response:  We have updated the current state of development of the property section on page 20 to describe the spacing of the drill hole data our company relied upon in determining our proven reserves. We also noted the company’s reserves are “proven reserves” as defined by SEC Guide 7.  Please see attached corrected section.

3. SEC Comment:  We note you have not complied with prior comment 7, in which we asked that you include a map with your property disclosures. Please review the guidance in our prior comment and add a map with the various features described in your filing.

Company Response:  The map submitted to you with our initial response letter dated October 29, 2010 displayed Carbon County Road 290 leading to our Horizon Mine to accommodate your request for a map illustrating road access to the mine. With this second response letter, we are submitting another map displaying the mine location, including surrounding communities, railways, and major roads.

Item 3.  Legal proceedings. Pages 23-24

4. SEC Comment:  We have read the information submitted with your response to prior comment 8, regarding your safety program and performance statistics. Please include the explanation and statistical information include with your reply in your disclosures.

Company Response:  As we review the public filings of our peer companies in the coal industry, it appears that it is not typical for disclosures to include detailed plans of internal safety initiatives or processes, nor do they disclose safety statistical data. In addition, our disclosure in the Legal Proceedings section regarding MSHA citations stated that MSHA’s review of our citation activity resulted in MSHA determining “that no pattern of violation existed. Accordingly, the operations at the Horizon Mine were not subjected to the more severe level of citation response requirements which would have accompanied a finding of a pattern of violation.” Accordingly, we believe our citation activity is not extraordinary in comparison to our peer companies, and, therefore, does not merit providing atypical levels of disclosures on our internal safety initiative or statistics.

Management's Discussion and Analysis. page 27

5. SEC Comment:  We understand from your response to prior comment 9 that you would prefer not to disclose the identity of your significant customer as you consider this information to be proprietary and confidential. We are not able to waive the disclosure requirements in Item 101(c)(1)(vii) of Regulation S-K and therefore ask that you comply with your reporting obligations. You may read the guidance in Staff Legal Bulletin No. 1 (CF), SS II.B.2, available on our website at http://www.sec.gov/interps/legal/slbcfl.txt if you require further clarification or guidance. We reissue prior comment 9.

Company Response:  We have updated the following sections to include the names of our customers that individually account for at least 10% of our revenue:

•

Description of Business section on page 4

•

Description of Business – Our Customers section on page 7

•

Risks Related to Our Business - The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues section on page 12

•

Management's Discussion and Analysis section on page 27

Please see attached corrected sections.

Liquidity and Capital Resources, page 30

6. SEC Comment:  We have read your proposed disclosure in response to prior comment 10, in which we asked that you expound on your significant working capital needs for 2010 and that you provide a discussion of your sources and use of cash. As you may know, the discussion and analysis of cash flows should not be a mere recitation of changes and other information evident to readers from the financial statements, but as FRC SS 501.13.b directs, this discussion “should focus on the primary drivers of and other material factors necessary to an understanding of the company’s cash flows and the indicative value of historical cash flows”. Please comply with this guidance.

Company Response:  We have updated Liquidity and Capital Resources section on page 30 to expand on what we anticipate to be the primary drivers of future cashflows. We have also specified that there is uncertainty regarding what external sources may provide financing, as well as any prospective terms of financing. Please see attached corrected section.

Please contact me with any additional comments or questions you may have.  You may fax any correspondence to (972) 767-3370.  You may also call me at (469) 233-6258.

Regards,

/s/ Brian E. Rodriquez

Brian E. Rodriguez

Chief Financial Officer

Note: The following pages are excerpts from the Company’s 10-K with proposed changes, denoted by  and  tags.

Current operations of the Horizon Mine.

The Horizon Mine is currently operational, producing “compliant” thermal coal.  Typical raw coal quality (including dilution) has the following general characteristics:

Moisture

7.56%

Ash

9.87%

Volatile Mater

41.75%

Fixed Carbon

65.31%

Sulfur

0.55%

Btu/pound

11,946

Hardgrove Index

42

Free Swelling Index

2.5


Since 2003, the Company has extracted over 1.6 million tons of coal from the mine.

The Horizon Mine coal is currently being sold at an average sale price of approximately $41 per ton as of the date of this Report, and was sold at an average price of approximately $46 per ton during the year ended December 31, 2009.

The Company’s average production cost per ton, excluding mine development costs, of coal for the year ended December 31, 2009 was approximately $39 per ton. Production costs per ton were extraordinarily high in 2009 due to 1) encountering artesian water in the Horizon Mine during the first quarter, 2) equipment breakdowns encountered during the first six months of 2009, 3) downtime associated with sealing an obsolete section of the mine and moving production to another section of the Horizon Mine during the third quarter, 4) downtime associated with deploying new equipment during the third quarter, and 4) intermittently idling the mine during the fourth quarter due to decreased demand for our coal in accordance with market conditions in the western United States. General and administrative expenses averaged approximately $521,141 per month, equating to approximately $32 per ton, during this period. General and administrative expenses were extraordinarily high during 2009 due to (i) legal fees being higher than normal as a result of numerous financings occurring during 2009, and (ii) over $1.2 million in expense related to the issuance of stock and options as compensation to employees/directors/officers. We do not anticipate similar extraordinary circumstances in 2010. As production escalates, we believe that the production expense and general and administrative cost per ton should decrease as a percentage of sales as a result of economies of scale.

Management’s plan is to escalate production to an average of 60,000 tons per month by mid-2010 by leasing and deploying a second continuous miner In addition, the Company plans to lease and deploy a third continuous miner, a shuttle car, and other key equipment to enable the Horizon Mine to operate as a three-section mine by the end of 2010. With these equipment additions/upgrades and logistical adjustments, we expect monthly production to increase.

Management estimates there are in excess of 100 million tons of additional recoverable coal reserves adjacent to the Horizon Mine that are controlled by Carbon County and the BLM. In March 2009, the BLM granted the Company a lease modification to access and lease approximately 6.8 million recoverable tons of the adjacent reserves. The Company intends to pursue additional adjacent reserves by negotiating with officials of Carbon County and the BLM.

The current state of development of the property

Currently the Company has mined approximately 1.6 million tons of coal from the leased and permitted area in which our reserves are located. We have obtained an estimate from a third party engineering firm which indicates that there were approximately 12.1 million tons of recoverable reserves in that leased and permitted area as of December 31, 2009. This tonnage meets SEC definition of “proven” reserves as set forth by SEC Guide 7.  Per SEC Guide 7, proven reserves are defined as “Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established under SEC Guide 7”.  Our company has relied upon, among other data points, drill hole data with spacing of ¼ mile in estimating the recoverable reserves under lease. .

PART I

Industry and Market Data

The industry and market data presented in this Annual Report are estimates and are based upon third-party data and our own internal estimates. While we believe this data is reasonable, in some cases our data is based on our or others’ estimates and cannot be verified by us. Accordingly, prospective investors are cautioned not to place undue reliance on the industry and market data included in this Annual Report.

Special Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the Company’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company is under no duty to update any of the forward-looking statements after the date of this report to conform its prior statements to actual results.

ITEM 1. DESCRIPTION OF BUSINESS

America West Resources, Inc. (the “Company”) is an established domestic coal producer engaged in the mining of clean and compliant (low-sulfur) coal. The majority of our coal is sold to utility companies for use in the generation of electricity. During fiscal 2009, we derived approximately 88% of our total coal revenues from sales to our three largest customers — Air Products Manufacturing Corporation, Graymont Western US, Inc., and Intermountain Power Agency. We expect Intermountain Power Agency to account for significantly more than 10% of our revenues during 2010 as well. In addition, we have added one other major customer. We have entered into contracts with these two customers to deliver a certain quantity of coal at a fixed price during 2010, subject to other terms and conditions that are standard in the industry. With respect to customers not subject to long-term contracts, we have short-term or market delivery and price contracts that we negotiate and perform on a continuous basis. Our strategy is to have a combination of long-term and short-term delivery contracts. We operate the Horizon Mine located in Carbon County, Utah, and we plan to expand mining operations in this mine, and acquire additional mining properties.

Our Customers

During 2009,  we derived approximately 88% of our total coal revenues from sales to our three largest customers — Air Products Manufacturing Corporation, Graymont Western US, Inc., and Intermountain Power Agency. We expect Intermountain Power Agency to account for significantly more than 10% of our revenues during 2010 as well. In addition, we have added one other major customer. We have entered into contracts with these two customers to deliver a certain quantity of coal at a fixed price during 2010, subject to other terms and conditions that are standard in the industry.  With respect to customers not subject to long-term contracts, we have short-term or market delivery and price contracts that we negotiate and perform on a continuous basis. Our strategy is to have a combination of long-term and short-term delivery contracts.

Governmental Approvals

We pay a royalty to the federal government on coal sales from the Horizon Mine. During 2009, the royalty rate we paid was eight percent of all coal sales and is payable on a monthly basis. We have applied for a reduction in the royalty rate which applies to its coal sales, but as of the date of this Report, the Company has not received an approval of a reduction in the royalty it is obligated to pay.

The Horizon Mine is under the authority of an operating permit granted by the State of Utah Natural Resources Department, Division of Oil Gas and Mining (“DOGM”). Also, Hidden Splendor’s mining operations are subject to approval from the U.S. Bureau of Land Management (“BLM”). In this regard, Hidden Splendor has filed a Resource Recovery and Protection Plan (known as a “R2P2”) with the BLM and DOGM. The R2P2 details the Company’s mining plan in connection with various requirements imposed by both the state and federal governmental entities.

Government Regulation

Safety and Environmental Regulations. Our operations, like the operations of other coal companies, are subject to regulation, primarily by federal and state authorities, on matters such as: air quality standards; reclamation and restoration activities involving our mining properties; mine permits and other licensing requirements; water pollution; employee health and safety; the discharge of materials into the environment; management of materials generated by mining operations; storage of petroleum products; protection of wetlands and endangered plant and wildlife protection. Many of these regulations require registration, permitting, compliance, monitoring and self-reporting and may impose civil and criminal penalties for non-compliance.

Additionally, the electric generation industry is subject to extensive regulation regarding the environmental impact of its power generation activities, which could affect demand for our coal over time. The possibility exists that new legislation or regulations may be adopted or that the enforcement of existing laws could become more stringent, causing coal to become a less attractive fuel source and reducing the percentage of electricity generated from coal. Future legislation or regulation or more stringent enforcement of existing laws may have a significant impact on our mining operations or our customers’ ability to use coal.

There may be delays in our production, resulting in poor profitability and cash flow, thus preventing us from meeting our financial obligations.

The Horizon Mine has experienced delays in production off and on in previous years and during 2009 and 2010 due to:

•

encountering rock faults, water, varying conditions of the coal seam, and other challenging mining conditions;

•

the breakdown of our mining equipment; and

•

the need to address safety regulations and/or safety-related citations issued by governmental agencies.

Many of the aforementioned challenges are beyond our control and/or are unpredictable. If we encounter any or a combination of the aforementioned challenges for a prolonged period of time, our revenues, profitability, and cash flow may decrease, resulting in the inability to meet some or all of our financial obligations.

A significant extended decline in the prices we receive for our coal could adversely affect our operating results and cash flows.

Our results of operations are highly dependent upon the prices we receive for our coal, which are closely linked to consumption patterns of electric generation. Extended or substantial price declines for coal would adversely affect our operating results for future periods and our ability to generate cash flows necessary to improve productivity and expand operations. Prices of coal may fluctuate due to factors beyond our control such as overall domestic and global economic conditions; the consumption pattern of industrial consumers, electricity generators and residential users; technological advances affecting energy consumption; domestic and foreign government regulations; price and availability of alternative fuels; price of foreign imports and weather conditions. Any adverse change in these factors could result in weaker demand and possibly lower prices for our production, which would reduce our revenues and adversely affect our financial condition.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

During 2009, we derived approximately 88% of our total coal revenues from sales to our three largest customers — Air Products Manufacturing Corporation, Graymont Western US, Inc., and Intermountain Power Agency. We expect Intermountain Power Agency to account for significantly more than 10% of our revenues during 2010 as well. If Intermountain Power Agency  were to significantly reduce its purchase of coal from us, or if we were unable to continue to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

There is no assurance that we will find purchasers for our product at profitable prices.

If we are unable to find buyers willing to purchase our coal at profitable prices, our revenues would suffer.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis should be read in conjunction with the audited financial statements of the Company and Hidden Splendor and notes thereto set forth herein. Our auditor's report on our financial statements expresses an opinion that substantial doubt exists as to whether we can continue as an ongoing business. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital. The financial statements of the Company and Hidden Splendor do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Overview

The Company is an established domestic coal producer engaged in the mining of clean and compliant (low-sulfur) coal. The majority of our coal is sold to utility companies for use in the generation of electricity. During 2009,  we derived approximately 88% of our total coal revenues from sales to our three largest customers — Air Products Manufacturing Corporation, Graymont Western US, Inc., and Intermountain Power Agency. We expect Intermountain Power Agency to account for significantly more than 10% of our revenues during 2010 as well. In addition, we have added one other major customer. We have entered into contracts with these two customers to deliver a certain quantity of coal at a fixed price during 2010, subject to other terms and conditions that are standard in the industry.   With respect to customers not subject to long-term contracts, we have short-term or market delivery and price contracts that we negotiate and perform on a continuous basis. Our strategy is to have a combination of long-term and short-term delivery contracts. We operate the Horizon Mine located in Carbon County, Utah, and we plan to expand mining operations in this mine, and acquire additional mining properties.

The Horizon Mine is operated through our wholly-owned subsidiary Hidden Splendor Resources, Inc. Hidden Splendor’s only business is the coal mining operation at the Horizon Mine located approximately eleven miles west of Helper, Utah in Carbon County. This mine produces what is commonly known as “steam coal,” that is, coal used to heat water to create steam which, in turn, is used to turn turbine engines to produce electricity. While steam coal primarily is sold to power companies for use in coal-fired power plants, steam coal also can be used in the production process for concrete and often is sold in the western United States for this purpose. Since 2003, the market for the coal mined from the Horizon Mine has been sold to local utilities, other coal mining operations, a concrete producer and a coal broker.

Coal mined from the Horizon Mine is loaded into trucks which haul the coal either directly to end users of the coal or to distribution facilities known as loadouts where the coal is loaded into rail cars and transported via rail to customers. The Horizon Mine is located approximately eight miles from the nearest loadout facility and approximately sixteen miles from the loadout facility most commonly used to ship our coal to end users. Hidden Splendor sells the coal mined at the Horizon Mine on a “FOB the mine” or “FOB the railcar” basis. For the “FOB the mine” basis, Hidden Splendor earns payment for the coal mined from the Horizon Mine as that coal is loaded into trucks at the mine site. Once the coal is loaded into those trucks, the coal belongs to our customers. For the “FOB the railcar” basis, Hidden Splendor earns payment for the coal mined from the Horizon Mine as that coal is loaded into the railcar at the railroad loadout facility. Once the coal is loaded into those railcars, the coal belongs to our customers.

Liquidity and Capital Resources

Our current liquidity position has allowed us to meet our ongoing Plan payment obligations and nominal working capital requirements to date. During 2009, we experienced unexpected equipment failures and difficult mining conditions, which had an adverse effect on production. We also had downtime and delays in production during the third quarter as we sealed a section of the Horizon Mine and began mining in another section of the mine. There were also short-term delays in production as we deployed new mining equipment in the Horizon Mine during the third quarter. In addition, beginning at the end of September, a few of our major customers either ceased or decreased their acceptance of our coal due to a buildup of coal inventories in the western United States. These unforeseen circumstances in demand resulted in decreased cash flows from operations during the fourth quarter of 2009 and the first quarter of 2010. We have recently executed additional coal sales contracts and have seen demand for our coal increase. However, due to the aforementioned challenges in production and coal sales, we may need to raise additional capital to meet our working capital needs during 2010. Due to delinquency of payments to certain creditors by our Company in late 2009 and through the date of this Report, certain debts to both related and third parties are in default. As a result, a total of approximately $7.2 million associated with Hidden Splendor’s Bankruptcy Plan of Reorganization is in default and due upon demand, of which approximately $4.6 million was previously scheduled to mature subsequent to 2010. The Company is working to remedy these defaults and, as of the date of this Report, no creditors have filed a default under the Plan with the bankruptcy court. In addition, due to the aforementioned defaults, approximately $7.8 million in other third party and related party debt, of which approximately $7 million was scheduled to mature in 2011, is now due on demand and is default. The Company has not received a notice of default of any of the aforementioned debt as of the date of this Report. In addition, the Company has approximately $237,000 in related party and third party debt that matures in 2010. In addition, we have accrued unpaid federal and state taxes and royalties of approximately $2,400,000 related to 2009 and 2010.

Our cashflow from operations during 2009 and through the date of this Report has not been sufficient to meet all our obligations. Historically, we have funded the Company’s cash shortfalls with ad hoc loans from related parties and third parties.  However, these loans have not been enough to fund our expansion plans nor refinance our debt.  As a result, we will likely be required to raise at least $4 million in capital to meet the aforementioned obligations and fund expected working capital required in 2010. Management’s plan is to complete a financing to deploy additional equipment, which we expect to escalate our rate of production and, as a result, our cashflow from operations. Should the Company receive a notice of default and demand for immediate payment on any of the aforementioned debts, we will likely be required to raise up to a total of approximately $20 million. Our inability to obtain immediate financing from third parties will negatively impact our ability to fund operations and execute our business plan. Any failure to obtain such financing could force us to abandon or curtail our operations. There is no assurance that we can raise additional capital from external sources, the failure of which could cause us to sell assets or curtail operations. We have no credit facilities in place, and as the Company has no debt or equity funding commitments, we will need to rely upon best efforts financings. Accordingly, we cannot identify or predict what external sources may provide financing, nor what terms any prospective financing may have.  Our auditors have issued a going concern opinion for our consolidated financial statements due to the substantial doubt about our ability to continue as a going concern.